UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 000-49733

A.	Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.

(Full title of the plan)

Same as below

(Address of the plan, if different from that of the issuer named below)

B.	First Interstate BancSystem, Inc.

(Name of issuer of the securities held pursuant to the plan)

401 North 31st Street, P.O. Box 30918, Billings, Montana 59116-0918

(Address of issuer’s principal executive office)

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
FIRST INTERSTATE BANCSYSTEM, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS
Net Assets Available for Benefits	2
Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-8

SUPPLEMENTARY INFORMATION
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	9
Consent of Eide Bailly LLP
Certification Pursuant to Section 906

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Executive Committee of the
Savings and Profit Sharing Plan
for Employees of First Interstate BancSystem, Inc.
Billings, Montana

We have audited the accompanying statement of net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Billings, Montana
June 17, 2005

1

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS
Investments, at fair value
Registered investment companies	$60,817,271	$52,279,688
Employer securities	32,654,535	26,134,473
Participant loans	516,038	385,455

	93,987,844	78,799,616

Receivables
Employer’s contributions	479,584	215,428
Employees’ contributions	—	—
Accrued interest on loan payments	—	—
Accrued investment income	—	14,509

	479,584	229,937

Cash	—	336

NET ASSETS AVAILABLE FOR BENEFITS	$94,467,428	$79,029,889

See notes to financial statements.	2

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2004

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$9,105,201
Dividends	844,284
Interest	26,643

9,976,128

Contributions:
Employer’s	4,437,658
Participants’	4,294,880
Rollovers	191,598

8,924,136

Total additions	18,900,264

Deductions from net assets attributed to:
Benefits paid to participants	3,462,724

Net increase	15,437,539

Net assets available for benefits:

Beginning of year	79,029,889

End of year	$94,467,428

See notes to financial statements.	3

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

NOTE 1 — DESCRIPTION OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES

Description of Plan

The following description of the First Interstate BancSystem, Inc. (Company) Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General. The Plan is a defined contribution plan covering all employees of the Company’s member banks and affiliates who are classified as regular-status scheduled to work 20 hours or more per week, or if not classified as regular status have completed 1,000 hours of service in no more than twelve consecutive months. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Elective and Matching Contributions. Each year, participants may elect to contribute pre-tax annual compensation, as defined in the Plan. Such elective contributions are limited to the annual limitation defined in Internal Revenue Code Section 402(g)(1), which was $13,000 for 2004. Participants aged 50 or older before the close of the Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company makes a matching contribution of 125 percent of the first four percent of annual compensation that a participant contributes to the Plan.

Discretionary Contributions. At its discretion, the Company may make a quarterly profit sharing contribution. The Plan also allows for an Applicable Minimum Employer contribution and a Specified Minimum Employer contribution as determined by the Company’s board of directors by appropriate resolution on or before the last day of the Company’s tax year.

Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of the Company contributions and Plan earnings. Allocations of participant earnings are based on account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting. Participants are immediately vested in their contributions and any rollover contributions plus allocated earnings thereon. Vesting in the Company’s matching and profit sharing contribution portions of their accounts and earnings thereon is contingent upon the participant’s date of hire. Employees who were hired before January 1, 2000 and participating in the plan before January 1, 2001 are 100 percent vested in the Company’s matching and profit sharing contributions. Employees who were hired as regular-status working 20 hours or more per week during the fiscal year 2000 and became participants in fiscal year 2001 after completing 1 year of service, as defined, are also 100 percent vested in the Company’s matching and profit sharing contributions. Employees hired in fiscal year 2001 or later are subject to a vesting schedule based on years of service. These participants are 100 percent vested in the Company’s matching and profit sharing contributions after three years of credited service.

(continued on next page)	4

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Participant loans. Loans are limited to the lesser of (a) 50 percent of the participant’s vested account balance or (b) $50,000, reduced by the excess, if any, of (i) the participant’s highest outstanding loan balance during the previous year, over (ii) the participant’s outstanding loan balance on the date the loan is made. Loan terms shall not exceed the earlier of (a) 15 years if the loan is for the purchase of a principal residence of the borrower or (b) five years for all other loans. The loans are secured by the balance in the participant’s account and bear a rate of interest which is commensurate with the interest rates being charged at the time such loan is made under similar circumstances by financial institutions in the community in which the Company’s principal office is then located. Interest rates on the participant loans outstanding at December 31, 2004 ranged from 5.0 percent to 10.5 percent. Principal and interest is paid ratably through biweekly payroll deductions.

Investment Options. Upon enrollment in the Plan, a participant may direct contributions in a variety of registered investment companies. The most common options as of December 31, 2004 are as follows:

Accessor Growth Allocation Fund – Funds are invested primarily in equity funds and some fixed-income funds with a target range of approximately 80% and 20%, respectively.
Accessor Balanced Allocation Fund – Funds are divided between equity funds and fixed-income funds in approximate equal proportion.
Accessor Aggressive Growth Allocation Fund – Funds are invested in the domestic and international equity markets.
Accessor Growth & Income Allocation Fund – Funds are invested in equity funds and some fixed-income funds with a target range of approximately 60% and 40%, respectively.
Fidelity Spartan U.S. Equity Index Fund – Funds are invested primarily in common stocks included in the Standard & Poor’s 500 Index, which broadly represents the performance of common stocks publicly traded in the United States.
Harbor International Fund – Funds are invested primarily in equity securities, principally common and preferred stocks of foreign companies located in Europe, the Pacific Basin and emerging industrialized countries whose economics and political regimes appear more stable and are believed to provide some protection to foreign shareholders.
Spartan Money Market Fund – Funds are invested in U.S. dollar-dominated money market securities of domestic and foreign issuers and repurchase agreements.

A participant may not contribute to, but may direct transfers from any investment into, the following investment option:

First Interstate BancSystem, Inc. Stock – Funds are invested in First Interstate BancSystem, Inc. stock (Company Stock). A participant’s investment in Company Stock is limited to 50 percent of the participant’s account balance, as defined.

As of December 31, 2004 and 2003, plan assets invested in Company Stock were 35 percent and 33 percent of net assets available for benefits, respectively.

(continued on next page)	5

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Payment of Benefits. After termination of service due to death, disability, or retirement, a participant with an account balance of more than $5,000 may, on any distribution date following termination, elect to receive either a lump sum distribution of his/her vested account balance or installment payments (annually, quarterly, or monthly) of a specific dollar amount not to exceed 10% of the account balance at the time of election or installment payments over a specified period of time not to exceed the participant’s life expectancy or an installment in an amount equal to the required minimum distribution for the year. Any participant account balance with less than $5,000 is distributed in a lump sum. For termination of service due to other reasons, a participant may receive the value of the vested interest in his/her account as a lump sum distribution. A participant may elect to receive a hardship distribution, without termination of employment, if he/she qualifies under the hardship withdrawal rules.

Member Employers. Members of the Plan include First Interstate BancSystem, Inc. and the following Subsidiaries:

First Interstate Bank
i_Tech Corporation
FIBCT, LLC
* Commerce Financial, Inc.
* FI Reinsurance, Ltd.
* First Interstate Statutory Trust
* FIB, LLC
* FI Insurance Agency

* Denotes no current employees

Forfeited Accounts. At December 31, 2004 and 2003, forfeited non-vested accounts totaled $163,478 and $176,190, respectively. These accounts will be used to reduce future employer contributions. During the year ended December 31, 2004, $176,327 was used to reduce current employer contributions.

Basis of Accounting

The accompanying financial statements have been prepared on an accrual basis and present the net assets available for participant benefits and changes in those net assets.

Use of Estimates

The preparation of financial statements in conformity with standards of the Public Company Accounting Oversight Board (United States) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(continued on next page)	6

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

Investment Valuation and Income Recognition

The Plan’s investments in registered investment companies are valued at quoted market prices. Company Stock is valued based on an independent appraisal prepared by Alex Sheshunoff & Co. Investment Banking. The appraised fair market value of a share of Company Stock was $55.50 and $49.50 as of September 30, 2004 and 2003, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Income Tax Status

The Plan obtained its latest determination letter dated July 2, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.

NOTE 2 – INVESTMENTS

The following presents the individual investments (all participant-directed) that represent 5 percent or more of the Plan assets available for benefits:

	2004		2003
	Number		Number
	of units	Fair Value	of units	Fair Value

Registered investment companies, fair value as determined by quoted market price:
Growth Allocation Fund	682,866	$10,359,085	697,672	$9,502,302
Balanced Allocation Fund	657,470	10,111,882	586,488	8,445,434
Aggressive Growth Allocation Fund	517,848	7,751,742	479,130	6,267,023
Growth & Income Allocation Fund	402,870	6,167,941	374,836	5,303,936

Employer securities, fair value as determined by appraisal:
First Interstate BancSystem, Inc. Stock	588,370	32,654,535	527,969	26,134,473

		$67,045,185		$55,653,168

(continued on next page)	7

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $9,105,201 as follows:

Investments at fair value as determined by quoted market price:
Registered investment companies	$5,903,559

Investments at fair value as determined by appraisal:
Employer securities	3,201,642

$9,105,201

NOTE 3 – ADMINISTRATIVE EXPENSES

First Interstate Financial Services serves as trustee of the Plan. Fidelity Investments Institutional Brokerage Group holds custody of the Plan’s assets. Rocky Mountain Employee Benefits, Inc. performs the recordkeeping for the Plan. The Company pays the administrative fees related to these services performed for the Plan, and the Company pays any other administrative expenses related to the plan.

NOTE 4 – PLAN TERMINATION

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

NOTE 5 – RELATED PARTY TRANSACTIONS

Fees are charged to the participant for the processing of loans and distributions. These fees totaled $12,128 for the year ended December 31, 2004. These fees are considered customary and reasonable for such services.

Some Plan assets are invested in shares of the common stock of First Interstate BancSystem, Inc. by participant direction. These transactions qualify as party-in-interest.

Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research, which is an affiliate of the plan’s custodian, Fidelity Investments Institutional Brokerage Group. In this custodial capacity, Fidelity has no fiduciary responsibility to the Plan. However, these transactions could qualify as party-in-interest should some change occur in this relationship.

8

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
FIRST INTERSTATE BANCSYSTEM, INC.

SUPPLEMENTARY INFORMATION

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

EIN 81-0331430
PN 003

(a)	(b) Identity of issue, Borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	First Interstate BancSystem, Inc.	Employer securities, 588,370 common shares	N/A	$32,654,535
	Accessor Capital Management	Growth Allocation Fund, mutual fund	N/A	10,359,085
	Accessor Capital Management	Balanced Allocation Fund, mutual fund	N/A	10,111,882
	Accessor Capital Management	Aggressive Growth Allocation Fund, mutual fund	N/A	7,751,742
	Accessor Capital Management	Growth & Income Allocation Fund, mutual fund	N/A	6,167,941
**	Fidelity Management & Research	Spartan U.S. Equity Index Fund, mutual fund	N/A	4,188,189
	Harbor Capital Advisors	Harbor International Fund, mutual fund	N/A	4,113,432
**	Fidelity Management & Research	Spartan Money Market Fund, mutual fund	N/A	3,301,099
	Accessor Capital Management	Growth Fund, mutual fund	N/A	2,091,779
	Davis Funds	Davis New York Venture, mutual fund	N/A	1,776,813
	Managers Funds	Managers Special Equity, mutual fund	N/A	1,716,510
	Accessor Capital Management	Small to Mid Cap Fund, mutual fund	N/A	1,631,185
	Accessor Capital Management	Value & Income Fund, mutual fund	N/A	1,320,979
	Franklin Templeton Investments	Small-Mid Cap Growth Fund, mutual fund	N/A	1,258,433
**	Fidelity Management & Research	Advisor Equity Growth Fund, mutual fund	N/A	1,138,952
**	Fidelity Management & Research	Spartan Government Income Fund, mutual fund	N/A	885,362
	Vanguard Group	Intermediate Term Treasury Admiral Fund, mutual fund	N/A	842,319
	Accessor Capital Management	Income & Growth Allocation Fund, mutual fund	N/A	741,602
	Scudder Investments	Fixed Income Fund, mutual fund	N/A	705,781
	Participant Loans	Interest Rates ranging from 5% to 10.5%	N/A	518,594
	Accessor Capital Management	Income Allocation Fund, mutual fund	N/A	474,949
	Fidelity Cash Reserves	Money Market Fund	N/A	239,237

				$93,987,844

* Party-in-interest to the Plan
** Potential for party-in-interest to the Plan (see notes to financial statements)

9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

June 23, 2005	/s/ ROBERT A. JONES

Date	Robert A. Jones
Plan Administrator
Savings and Profit Sharing Plan for Employees of
First Interstate BancSystem, Inc.

First Interstate BancSystem, Inc.

EXHIBIT INDEX

Exhibit	Document
23	Consent of Eide Bailly LLP, Independent Registered Public Accounting Firm.

32	Certification of Annual Report on Form 11-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.